SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101.  Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Integrated Healthcare Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45821T 10 8

(CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
96,000,000
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
96,000,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
27.3%1
14		TYPE OF REPORTING PERSON (See Instructions)
IA, PN

(1) The percentages used herein and in the rest of this Schedule 13D are calculated based upon 255,307,262 shares outstanding as of December 31, 2012 as reported in the Issuer's Form 10-Q filed on February 12, 2013 and includes 96,000,000 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
96,000,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 96,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
27.3%1
14		TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
96,000,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 96,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
27.3%1
14		TYPE OF REPORTING PERSON (See Instructions)
IN

Explanatory Note

This amendment is being filed to amend the Schedule 13D originally filed on April 23, 2010, as amended by Amendment No. 1 to Schedule 13D filed on July 6, 2010 (as amended, the “Schedule 13D”).  Defined terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the originally filed Schedule 13D.

Item 2.  Identity and Background

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mulé and Mr. Robert J. O'Shea with respect to the ownership of warrants to purchase Common Stock (the “Warrants”) by SPCP Group, LLC (“SPCP”).  The securities held by SPCP are beneficially owned by Silver Point Capital Fund, L.P. (the “Fund”). Silver Point is the investment manager of the Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the exercise of the Warrants held by SPCP. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock issuable upon exercise of the Warrants held by SPCP. Mr. Edward A. Mulé and Mr. Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owners of the shares of Common Stock issuable upon the exercise of the Warrants held by SPCP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2013, a copy of which is filed as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by inserting the following as the new last paragraph:

The acquisition by the Fund described in Item 4 below was made using the investment capital of the Fund.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by inserting the following as the new last paragraphs:

On February 7, 2013, the Issuer and its subsidiaries entered into an amended and restated credit agreement with certain affiliates of Silver Point (the “Restated Credit Agreement”).  The Restated Credit Agreement, among other things, extended the maturity date from April 13, 2013 to April 13, 2016, increased the principal balance from $46,350,000 to $47,277,000 and amended certain financial covenants applicable to the Issuer.

Concurrent with the closing of the Restated Credit Agreement, the Issuer repurchased from SPCP Group IV, LLC, an affiliate of Silver Point, a warrant to purchase 16,817,365 shares of Common Stock at an exercise price of $0.07 per share.  Immediately following the repurchase, the Issuer issued to SPCP a warrant to purchase 16,817,365 shares of Common Stock on the same terms as the repurchased warrant, except the expiration date of the newly-issued warrant is April 13, 2016.  Contemporaneously with the foregoing transactions, the Issuer extended the expiration date to April 13, 2016 for the separate warrant held by SPCP to purchase 79,182,635 shares of Common Stock at an exercise price of $0.07 per share (the amended warrant, together with the newly-issued warrant, the “Warrants”).

The foregoing description of the Warrants is qualified in its entirety by reference to the specific warrant agreements and amendments, copies of which are attached as Exhibits 2 and 3 and incorporated herein by reference.

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law, to (i) purchase shares of Common Stock or other securities of the Issuer, (ii) sell or transfer the Warrants or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Warrants or Common Stock or other securities of the Issuer owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (v) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer's outstanding Common Stock.

In addition, the Reporting Persons may exercise from time to time their various respective rights to purchase Common Stock as described in this Schedule 13D, as well as the other rights conferred by the Warrants.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated as of February 12, 2013, by and among the Reporting Persons

Exhibit 2 – Amendment No. 1 to warrant to purchase 79,182,635 shares of common stock, dated February 7, 2013 (previously filed as Exhibit 4.2 to the Issuer’s Form 10-Q filed on February 12, 2013 and incorporated herein by reference)

Exhibit 3 - Warrant to purchase 16,817,365 shares of common stock, dated February 7, 2013, issued to SPCP Group, LLC (previously filed as Exhibit 4.1 to the Issuer’s Form 10-Q filed on February 12, 2013 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2013

SILVER POINT CAPITAL, L.P.
By: /s/ Frederick H. Fogel
Name: Frederick H. Fogel
Its: Authorized Signatory
/s/ Edward A. Mulé
Edward A. Mulé, individually
/s/ Robert J. O’Shea
Robert J. O’Shea, individually

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

    (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

    (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 12, 2013

SILVER POINT CAPITAL, L.P.
By: /s/ Frederick H. Fogel
Name: Frederick H. Fogel
Its: Authorized Signatory
/s/ Edward A. Mulé
Edward A. Mulé, individually
/s/ Robert J. O’Shea
Robert J. O’Shea, individually